SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                      -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company") dated April 29, 2003 in connection with the Company's earnings for the first fiscal quarter of 2003.

Press Release

Core divisions sustain growth in Q1 2003

     o Core divisions increase EBIT to US$ 290 million, up 33 percent over first quarter 2002
     o Group EBIT falls to US$ 92 million due to non-core and corporate activities
     o    Operating cash flow negatively impacted by extraordinary items
     o    Cost savings program on schedule
     o    ABB remains confident of 2003 targets

Zurich, Switzerland, April 29, 2003 - ABB's core divisions Power Technologies and Automation Technologies improved both revenues and earnings in the first quarter of 2003, sustaining the positive trend established in 2002.

Overall group earnings were lower, due to non-core and corporate activities. Cash flow from operations fell because of payments for asbestos and discontinued operations.

"The core divisions are performing according to plan. We are taking profitable market share while improving our cost competitiveness," said Jurgen Dormann, ABB chairman and CEO. "We remain on course to meet our full-year targets in 2003 despite flat market conditions. Our near-term priorities remain to lower our cost base and strengthen our finances through continued divestments."

ABB core divisions Q1 2003 results (US$ millions)
------------------------------------------------------------------------------------------------------------------
                                                   Jan.-Mar. 2003     Jan.-Mar. 2002             Change
------------------------------------------------------------------------------------------------------------------
                                                                                          Nominal         Local
------------------------------------------------------------------------------------------------------------------
Orders              Power Technologies               2,051               1,931              6%             -3%
------------------------------------------------------------------------------------------------------------------
                    Automation Technologies          2,494               2,164              15%            1%
------------------------------------------------------------------------------------------------------------------
Revenues            Power Technologies               1,784               1,527              17%            6%
------------------------------------------------------------------------------------------------------------------
                    Automation Technologies          2,230               1,861              20%            5%
------------------------------------------------------------------------------------------------------------------
EBIT*               Power Technologies               128                 110                16%            6%
------------------------------------------------------------------------------------------------------------------
                    Automation Technologies          162                 108                50%            28%
------------------------------------------------------------------------------------------------------------------
EBIT margin         Power Technologies               7.2%                7.2%
------------------------------------------------------------------------------------------------------------------
                    Automation Technologies          7.3%                5.8%
------------------------------------------------------------------------------------------------------------------
* Earnings before interest and taxes

Core divisions
ABB's core divisions reported an 11 percent increase in orders (flat in local currencies).

Revenues were 18 percent higher at US$ 4,014 million (up 5 percent in local currencies) due to a strong order backlog, and their combined EBIT increased 33 percent to US$ 290 million, driven mainly by productivity improvements. Order backlog for the core divisions at the end of March 2003 totaled US$ 9.9 billion.

ABB Group Q1 2003 results (US$ millions)
--------------------------------------------------------------------------------
                       Jan.-Mar. 2003      Jan.-Mar. 2002        Change
                                                           Nominal     Local
--------------------------------------------------------------------------------
Orders                          5,081               4,695                 8%
--------------------------------------------------------------------------------
Revenues                        4,495               3,951                14%
--------------------------------------------------------------------------------
EBIT*                              92                 272               -66%
--------------------------------------------------------------------------------
Net income                        -45                 155               n.a.
--------------------------------------------------------------------------------
* Earnings before interest and taxes

Group results
For the first three months of 2003, the group - the Power and Automation Technologies divisions, non-core and corporate activities - reported an 8 percent increase in orders (-4 percent in local currencies) to US$ 5,081 million, compared to US$ 4,695 million in the same period last year. Base orders (orders below US$ 15 million) amounted to US$ 4,766 million, or about 94 percent of total orders, the same as a year earlier. The order backlog was US$ 10,684 million, up about 7 percent from December 31, 2002.

Total revenues in the first quarter were 14 percent higher (flat in local currencies) at US$ 4,495 million, reflecting the sound order backlog of the core divisions.

Group EBIT was US$ 92 million compared to US$ 272 million in the first quarter of 2002, a decrease of US$ 180 million, but ahead of plan for the quarter. Earnings in 2002 included one-time positive items, including a capital gain from the divestment of the Air Handling business of US$ 54 million, recorded in Corporate. In the first quarter of 2003, EBIT was negatively impacted by an approximate US$ 30 million book loss following the divestment of the aircraft leasing portfolio, and write-downs and lower earnings in non-core activities (mainly Building Systems, remaining parts of Structured Finance and Insurance).

Finance net was negative US$ 130 million compared to negative US$ 58 million in the first quarter of 2002, reflecting higher financing costs, a US$ 23 million mark-to-market unrealized loss and related amortization on the equity conversion option on the convertible bond (bifurcation), and an about US$ 30 million write-down in marketable securities.

Discontinued operations reported a net loss of US$ 10 million compared to income of US$ 22 million in the first quarter of 2002. The loss reflects the negative results in the Oil, Gas and Petrochemicals division. The division reported EBIT of US$ 35 million compared to US$ 53 million in the first quarter of last year.

The group's first quarter net loss amounted to US$ 45 million, compared to net income of US$ 155 million for the same period in 2002.

Divestments
The company continued its program of divesting non-core businesses. The company sold its aircraft leasing portfolio for cash proceeds of about US$ 90 million, recording a book loss of about US$ 30 million. ABB also disposed of car leasing assets in its ABB Export Bank unit in the first quarter, realizing a small capital gain on the transaction. ABB said talks were continuing with potential buyers of the Oil, Gas and Petrochemicals division, and ABB remains on target to sell the division and most of the Building Systems business in 2003. The company re-confirmed plans to sell its Equity Ventures participations and the remaining parts of its Structured Finance business.

Cost reduction
ABB said it realized net savings of some US$ 70 million in the first quarter of the year from its Step Change cost savings program. About 1,700 people left the company as a result of Step Change, out of a total reduction of around 4,000 jobs in the quarter. The 18-month program, introduced in late 2002, aims to lower ABB's cost base by about US$ 800 million.

As of March 31, 2003, ABB employed 135,067 people, compared to 139,051 at the end of 2002.

Cash flow
Net cash used by operating activities was US$ 928 million in the first quarter. This figure was influenced by the payment of US$ 226 million by Combustion Engineering for the asbestos trust, and US$ 254 million for discontinued operations, in Oil, Gas and Petrochemicals, as well as US$ 162 million in non-core activities and US$ 57 million in restructuring costs.

The combined cash flow from operations in the two core divisions in the quarter amounted to negative US$ 192 million, which is in line with the seasonal increase in working capital during the first few months of the year.

Balance sheet
Cash and marketable securities totaled US$ 3,814 million at March 31, 2003, (US$ 4,613 million at the end of the previous quarter, December 31, 2002). Long-term debt at March 31, 2003 as a percentage of total debt was 60 percent compared to 68 percent at the end of December 2002. Gross debt amounted to US$ 8,156 million, compared to US$ 7,952 million three months earlier. Gross debt included a draw down of US$ 747 million on the US$ 1.5 billion revolving credit facility negotiated in December 2002.

Mainly as a result of the sale of about 80 million treasury shares during February and March, stockholders' equity rose slightly to US$ 1,078 million at March 31, 2003 from US$ 1,013 million three months previously.

Asbestos
ABB announced in February this year that a U.S. subsidiary, Combustion Engineering (CE), had filed for a pre-packaged Chapter 11 in the U.S. bankruptcy courts. Voting on the pre-packaged plan ended on February 19 and CE has confirmed that it has received more than 75 percent of claimant votes in favor of the plan, representing more than two-thirds of the total value of claims as required for approval by eligible claimants. The court hearing to review and confirm the plan started on April 24 and will continue on May 1 and 2. ABB remains confident the plan will be approved.

Group outlook*
The outlook remains unchanged. From 2002 through 2005, ABB expects a compound average annual revenue growth of about 4 percent.

For 2003, ABB aims to achieve an EBIT margin of 4 percent. For 2005, the Group's target EBIT margin is 8 percent.

By December 31, 2003, total debt is expected to be reduced to about US$ 6.5 billion, and gearing (total debt divided by total debt plus stockholders equity) to be about 70 percent. For 2005, total debt is expected to be reduced to about US$ 4 billion, and gearing to be approximately 50 percent.

*All targets exclude major acquisitions and divestments, and are based on local currencies.

Divisional performance Q1 2003
Beginning this quarter, ABB will report according to its new divisional structure consisting of Power Technologies and Automation Technologies. Unaudited, restated full-year 2001 and quarterly 2002 figures for these divisions were published in the full-year 2002 results on February 27, 2003.

For all figures except EBIT margins, comments refer to the first quarter results expressed in local currencies. EBIT excluding capital gains/losses is shown only if the aggregate of such gains/losses for the division is material (if capital gains/losses represent more than 10 percent of divisional EBIT).

Power Technologies division
------------------------------------------------------------------------------------------------
  US$ in millions                      Jan.           Jan.-March      Change       Change
  (except where indicated)             -March         2002                         In local
                                       2003                                        currencies
------------------------------------------------------------------------------------------------
Orders                                 2,051          1,931           6%           -3%
------------------------------------------------------------------------------------------------
Revenues                               1,784          1,527           17%          6%
------------------------------------------------------------------------------------------------
 EBIT                                  128            110             16%          6%
------------------------------------------------------------------------------------------------
 EBIT margin                           7.2%           7.2%
------------------------------------------------------------------------------------------------
Restructuring costs                    -11            -24
(included in EBIT)
------------------------------------------------------------------------------------------------

Although orders for Power Technologies decreased slightly, base orders (orders below US$ 15 million) increased by 2 percent, reflecting ABB's strong technologies and customer focus. The Medium-Voltage Products business area contributed with double-digit growth. Large orders (orders above US$ 15 million) decreased compared to the first quarter of last year when ABB took a US$ 115 million order in Mexico. Order improvements in Asia, the Middle East and Africa, and Eastern Europe more than compensated for weak demand in the Americas and mixed demand in Western Europe.

Revenues increased by 6 percent, reflecting our focus on faster project execution. Higher product billings in some Asian and Western European countries also fueled improved revenues. The increase was mainly driven by the Power Systems, Medium-Voltage Products and Utility Automation Systems business areas.

EBIT in the first quarter increased in line with higher revenues. The EBIT margin remained at 7.2 percent as a result of continuing benefits from restructuring programs and improved margins in the systems business and most of the product businesses.

New business highlights included a large order for railway power supply in the U.K., the largest-ever export order recorded by ABB in India, and three significant contracts for power plant automation in Cyprus, Germany and Italy.

Automation Technologies division
------------------------------------------------------------------------------------------------
  US$ in millions                      Jan.           Jan.-March      Change       Change in
  (except where indicated)             -March         2002                         local
                                       2003                                        currencies
------------------------------------------------------------------------------------------------
Orders                                 2,494          2,164           15%          1%
------------------------------------------------------------------------------------------------
Revenues                               2,230          1,861           20%          5%
------------------------------------------------------------------------------------------------
 EBIT                                  162            108             50%          28%
------------------------------------------------------------------------------------------------
 EBIT margin                           7.3%           5.8%
------------------------------------------------------------------------------------------------
Restructuring costs                    -16            -18
(included in EBIT)
------------------------------------------------------------------------------------------------

In spite of continued price pressure and strong European currencies, orders increased slightly for the quarter. Order increases in the Petroleum, Chemical and Consumer business area, mainly from oil and gas industry customers, were offset by a decline in the Paper, Minerals, Marine and Turbochargers business area. Geographically, the growth came primarily from Europe and Asia (mainly China and India).

Revenues increased 5 percent because of volume growth in the Drives and Motors business area. Last year's demand from original equipment manufacturers (OEMs) and Tier-1 automotive suppliers fueled strong revenue growth in the first quarter of this year for the Robotics, Automotive and Manufacturing business area.

EBIT improved by 28 percent, reflecting productivity improvements. The continued strong focus on improving the gross profit margin on orders, while reducing our overall cost base, resulted in higher EBIT margins in all business areas compared to the same period last year. Strong demand for several new products and continued double-digit growth in our service business also improved first-quarter performance. EBIT margin increased to 7.3 percent from 5.8 percent.

New business highlights included two services agreements in Germany and Italy, worth more than US$ 200 million that are in line with the division's strategy to build higher-margin business across its large installed base, as well as an automation, power and safety contract in Norway.

Non-Core Activities
--------------------------------------------------------------------------------
US$ in millions                                     Jan-Mar.         Jan-Mar.**
                                                        2003               2002
--------------------------------------------------------------------------------
EBIT                                                     -64                 39
--------------------------------------------------------------------------------
     Insurance                                            -2                 17
--------------------------------------------------------------------------------
     Equity Ventures                                      22                 14
--------------------------------------------------------------------------------
     Remaining Structured Finance                        -28                 72
--------------------------------------------------------------------------------
     Building Systems                                    -33                 -8
--------------------------------------------------------------------------------
     New Ventures                                         -4                -19
--------------------------------------------------------------------------------
     Other non-core activities*                          -19                -37
--------------------------------------------------------------------------------
* Comprises mainly Group Processes
** Restated

Non-core activities recorded an EBIT loss for the first quarter of US$ 64 million.

Insurance earnings continued to benefit from a positive premium income development, as experienced in 2002, which was offset in the current quarter by an additional write-down in marketable securities (US$ 13 million).

The loss in the remaining Structured Finance activities is the result of the reduced lease and loan portfolio, lower income from the 35 percent stake in the Swedish Export Credit Corporation, and the loss on the disposal of the aircraft leasing portfolio.

Building Systems posted a loss for the quarter of US$ 33 million, following further project write-downs and restructuring, mainly in Germany and Sweden.

New Ventures reduced losses by implementing cost savings in selling, general and administrative of more than 50 percent.

Corporate
--------------------------------------------------------------------------------
US$ in millions                                        Jan.-Mar.      Jan.-Mar.
                                                            2003           2002
--------------------------------------------------------------------------------
EBIT                                                        -134             15
--------------------------------------------------------------------------------
         Headquarters/Stewardship                           -106             29
--------------------------------------------------------------------------------
         Research and development                            -21            -18
--------------------------------------------------------------------------------
         Other*                                               -7              4
--------------------------------------------------------------------------------
* includes consolidation, real estate and Treasury Services.

Headquarters/Stewardship costs increased mainly due to the non-recurrence of several one-time gains during the first quarter of 2002. These one-time items included the profit on disposal of the Air Handling business and the recovery of former chief executives' pension payments.

Other Income and Expenses (included in EBIT)
-------------------------------------------------------------------------------------------------------
US$ in millions                                                       Jan-Mar.                Jan-Mar.
                                                                          2003                    2002
-------------------------------------------------------------------------------------------------------
EBIT                                                                       -25                      81
-------------------------------------------------------------------------------------------------------
     Restructuring charges                                                 -33                     -43
-------------------------------------------------------------------------------------------------------
     Capital (losses) / gains                                               -9                      57
-------------------------------------------------------------------------------------------------------
     Write-downs of assets                                                   0                      -7
-------------------------------------------------------------------------------------------------------
     Income from equity accounted companies, licenses                       17                      74
     and other
-------------------------------------------------------------------------------------------------------

Discontinued Operations
-----------------------------------------------------------------------------
US$ in millions                                      Jan-Mar.       Jan-Mar.
                                                         2003           2002
-----------------------------------------------------------------------------
Income (loss)                                             -10             22
-----------------------------------------------------------------------------
Oil, Gas and Petrochemicals                               -12             16
-----------------------------------------------------------------------------
Structured Finance                                          -             16
-----------------------------------------------------------------------------
Metering                                                   -3             11
-----------------------------------------------------------------------------
Asbestos                                                    4              0
-----------------------------------------------------------------------------
Other divested businesses                                   0             -3
-----------------------------------------------------------------------------
Abandoned businesses/Other                                  1            -18
-----------------------------------------------------------------------------

For the first quarter of 2003, losses from discontinued operations amounted to US$ 10 million versus income of US$ 22 million for the same period a year ago, reflecting a decrease in Oil, Gas and Petrochemicals earnings, due to lower EBIT and higher allocated interest expenses.

Oil, Gas and Petrochemicals
----------------------------------------------------------------------------------------------------
US$ in millions                           Jan.-Mar.      Jan.-Mar.        Change    Change in local
(except where indicated)                       2003           2002                       currencies
----------------------------------------------------------------------------------------------------
Orders                                          502            627          -20%               -24%
----------------------------------------------------------------------------------------------------
Revenues                                        779            973          -20%               -26%
----------------------------------------------------------------------------------------------------
EBIT                                             35             53          -34%                n.a
----------------------------------------------------------------------------------------------------

Orders and revenues decreased in the quarter, driven by lower activity in both the Upstream and Downstream markets. Downstream orders included a US$ 97 million contract for BP SECCO in China, while Upstream received a US$ 39 million order for Kizomba B engineering services in Angola. Upstream and Downstream reported lower earnings, reflecting higher project costs.

More information
The 2003 Q1 results press release and presentation slides are available from April 29, 2003 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 1100 Central European Time. Callers should dial +1 412 858 4600 (from the U.S.), +41 91 610 56 00 (from Europe), or +46 8 5069 2105 (from Sweden). Lines will be open 15 minutes before the start of the conference.

To listen to a playback of the conference call, available after 1300 CET on April 29 until May 6 at 1300 CET: Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S.). The code is 087, which needs to be confirmed by pressing the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +41 91 610 56 00 (Europe), +1 412 858 4600 (from the U.S.), Callers are requested to phone in 10 minutes before the start of the conference call.

The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S). The code is 385, which needs to be confirmed by pressing the # key.

Further reporting dates in 2003 are July 29 (Q2), and October 28 (Q3). The annual general meeting will be held on Friday, May 16 in Switzerland with an information meeting for shareholders in Sweden on Monday, May 19.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 135,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:
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Media Relations, Zurich:                      Investor Relations
--------------------------------------------------------------------------------
Thomas Schmidt, Wolfram Eberhardt             Switzerland: Tel. + 41 43 317 3804
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Tel:  +41 43 317 6492, +41 43 317 6512        Sweden: Tel. + 46 21 325 719
--------------------------------------------------------------------------------
Fax: +41 43 317 7958                          USA: Tel: +1  203 750 7743
--------------------------------------------------------------------------------
media.relations@ch.abb.com                    investor.relations@ch.abb.com
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  April 29, 2003                   By:       /s/  BEAT HESS
                                            -----------------------------------
                                        Name:  Beat Hess
                                        Title:    Group Senior Officer


                                        By:        /s/ HANS ENHORNING
                                            -----------------------------------
                                        Name:  Hans Enhorning
                                        Title:    Group Vice President